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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 3)*


                                 PW Eagle, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    69366Y108
      ---------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC) 13-3986302
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of Shares   5.    Sole Voting Power
Beneficially
Owned                    Warrants to purchase 1,585,760 shares
by Each                  of Common Stock
Reporting          -------------------------------------------------------------
Person             6.    Shared Voting Power
With:
                   -------------------------------------------------------------
                   7.    Sole Dispositive Power

                         Warrants to purchase 1,585,760 shares
                         of Common Stock
                   -------------------------------------------------------------
                   8.    Shared Dispositive Power

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      Warrants to purchase 1,585,760 shares of Common Stock
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                                     |_|
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      17.4%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------


                               Page 2 of 13 pages

Preliminary Note: The information contained in this Schedule 13G has been amended to reflect executive officers of the change in the Controlling Persons of the Reporting Person.

      (a)   Name of Issuer:

            PW Eagle, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            333 South Seventh Street
            Suite 3430
            Minneapolis, MN  55402

Item 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC)

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            69366Y108

Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

Item 4.  Ownership

      (a)   Amount Beneficially Owned:

            Warrants to purchase 1,585,760 shares of Common Stock

      (b)   Percent of Class:

            17.4% (as of December 31, 2004)


                               Page 3 of 13 pages

      (c)   Number of shares as to which such person has:

            (i)   Warrants to purchase 1,585,760 shares of Common Stock
            (ii)  Not applicable.
            (iii) Warrants to purchase 1,585,760 shares of Common Stock
            (iv)  Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 13 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                             J.P. MORGAN PARTNERS (23A SBIC), L.P.

                             By: J.P. Morgan Partners (23A SBIC Manager), Inc., its General Partner


                             By:   /s/ Jeffrey C. Walker
                                  ---------------------------------------------
                                  Name:  Jeffrey C. Walker
                                  Title: President


                               Page 5 of 13 pages

                                  EXHIBIT 2(a)

      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A
SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A SBIC), JPMP (23A Manager) may be deemed to beneficially own the shares held by JPMP (23A SBIC).

      JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPM Chase Bank.

      Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.


                               Page 6 of 13 pages

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                               Executive Officers(1)
                               ---------------------

President                                           Jeffrey C. Walker*
Chief Investment Officer                            Arnold L. Chavkin*
Managing Director                                   Srinivas Akkaraju*
Managing Director                                   Christopher Albinson*
Managing Director                                   Dr. Dana Beth Ardi*
Managing Director                                   Richard Aube*
Managing Director                                   Christopher C. Behrens*
Managing Director                                   John Breckenridge*
Managing Director                                   Julie Casella-Esposito*
Managing Director                                   Rodney A. Ferguson*
Managing Director                                   Cornell P. French*
Managing Director                                   Michael R. Hannon*
Managing Director                                   Matthew Lori*
Managing Director                                   Jonathan R. Lynch*
Managing Director                                   Bryan Martin*
Managing Director                                   Sunil Mishra*
Managing Director                                   Stephen P. Murray*
Managing Director                                   Timothy Purcell*
Managing Director                                   John Reardon*
Managing Director                                   Faith Rosenfeld*
Managing Director                                   Shahan D. Soghikian*
Managing Director                                   William Stueck*
Managing Director                                   Patrick J. Sullivan*
Managing Director                                   Timothy J. Walsh*
Managing Director                                   Richard D. Waters, Jr. *
Managing Director                                   Damion E. Wicker, M.D.*

                                   Directors(1)
                                   ------------

                               Jeffrey C. Walker*

------------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 7 of 13 pages

                                                                      SCHEDULE B

                   JPMORGAN CHASE BANK, NATIONAL ASSOCIATION.

                               Executive Officers(1)
                               ---------------------

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of Real
Estate/Facilities, General Services, Security          John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer, Treasury & Securities
Services                                               Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

                                   Directors(1)
                                   ------------

Name                                     Principal Occupation
----                                     --------------------

William B. Harrison, Jr.                 Chairman and Chief Executive Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

James Dimon                              President and Chief Operating Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

------------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 8 of 13 pages

Name                                     Principal Occupation
----                                     --------------------

David A. Coulter                         Chairman, West Coast Region
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Michael J. Cavanaugh                     Chief Financial Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Charles W. Scharf                        Head of Retail Financial Services
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Don M. Wilson III                        Chief Risk Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017


                               Page 9 of 13 pages

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                               Executive Officers(1)
                               ---------------------

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of Real
   Estate/Facilities, General Services, Security       John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer, Treasury & Securities
   Services                                            Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

------------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 10 of 13 pages

                                  Directors(1)
                                  ------------

 Name                              Principal Occupation or Employment;
                                   Business or Residence Address
--------------------------------------------------------------------------------
Hans W. Becherer                   Retired Chairman of the Board and
                                   Chief Executive Officer
                                   Deere & Company
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                      Former Chairman and CEO
                                   TIAA - CREF
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy                Retired Chairman of the Board
                                   Honeywell International Inc.
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke                   President
                                   Comcast Cable Communications, Inc.
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                     President
                                   Henry Crown and Company
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                        President and Chief Operating Officer
                                   JPMorgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                    President and Trustee
                                   American Museum of Natural History
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------

------------
(1)     Each of whom is a United States citizen.


                               Page 11 of 13 pages

 Name                              Principal Occupation or Employment;
                                   Business or Residence Address
--------------------------------------------------------------------------------
William H. Gray, III               Retired President and Chief Executive Officer
                                   The College Fund/UNCF
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
William B. Harrison, Jr.           Chairman of the Board and Chief Executive
                                   Officer
                                   JPMorgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.              Chairman and Chief Executive Officer
                                   Clear Creek Properties, Inc.
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                     Chairman of the Board and Chief Executive
                                   Officer
                                   Exxon Mobil Corporation
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler                    Owner
                                   John W. Kessler Company
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                     Chairman
                                   The St. Paul Travelers Companies, Inc.
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian               Chairman and Chief Executive Officer
                                   Masco Corporation
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak                     Chairman and Chief Executive Officer
                                   Yum! Brands, Inc.
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------


                               Page 12 of 13 pages

 Name                              Principal Occupation or Employment;
                                   Business or Residence Address
--------------------------------------------------------------------------------
John R. Stafford                   Retired Chairman of the Board
                                   Wyeth
                                   c/o JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------


                               Page 13 of 13 pages